

U.S. Capital Advisors

USCA All Terrain Fund

4444 Westheimer Road, Suite G500, Houston, TX 77027, Tel. (713) 366-0500

Fourth Quarter 2020   Dear Partners:

Allocation by Strategy[1]



- Cash/Other
- Long/Short Fixed Income
- Long Equity - Domestic
- Long Equity - Global
- In Liquidation
- Long/Short Equity
- Global Macro
- Managed Futures
- Relative Value

The fourth quarter of 2020 was very good to us. In fact, so was the whole year. Our fourth quarter net return was 11.0%. For the year we were up 8.6%, with considerably less risk than the broad stock market.

When stocks plunged on the COVID news in February and March, All Terrain worked the way it was supposed to, dropping substantially less than the stock market. Over that timeframe, All Terrain lost 11.9% while stocks, as measured by the MSCI World Index, lost 20.5%.

As the hot growth stocks perceived to be beneficiaries of the new stay at home world rallied massively, the Fund, focused on managers with a more boring, value tilt, came back nicely, but not with nearly the same fierceness.

Then along came news of a vaccine. Suddenly the smaller companies and undervalued, more idiosyncratic stocks came back into favor with a vengeance. Virtually all of our returns for the year came in the final two months. That trend has continued thus far into the new year.

Unsurprisingly, the massive fourth quarter rally in value stocks and small-cap stocks, drove equity returns. In many cases, those funds that had languished the most enjoyed the biggest gains. Mean reversion strikes again.

The biggest contributors to fourth quarter returns were Bridgeway Ultra Small Company Fund, which returned 33.9% on invested capital, ECF Value Fund, up 26.6% on invested capital, and Stanley Partners, up 23.5% on invested capital. The two losers on the quarter were Blue Mountain, which is in liquidation and was down 5.2% on invested capital, and

USCA All Terrain Fund Trailing Performance[2]



- USCA All Terrain Fund
- Global Equities
- Global Bonds
- 60/40 Blend

The Winton Fund, down 1.3% on invested capital. The Winton Fund is a managed futures fund, and managed futures funds often struggle when there are major reversals in trends, as there were last quarter and last year.

1. As of December 1, 2020. Please note that fund strategies and allocations are subject to change over time.
2. As of December 31, 2020. Performance shown is net of fund fees and expenses, and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that the Fund commenced operations on July 1, 2015. Global Equities is measured by the MSCI World Index and Global Bonds is measured by the Bloomberg Barclays Global Aggregate Bond Index. Please see the strategy, index and statistic definitions at the end of this report.

Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg, and eVestment Alliance, LLC.

Besides The Winton Fund and funds going through liquidation, all of the rest of our funds were positive for the year. But some funds contributed far more than others to returns. Millennium, a relative value hedge fund, enjoyed its best year since 2000 (not coincidentally, another year of high volatility) with a 25.9% return on invested capital. This fund was actually up during the COVID carnage. That's because performance, rather than dependent on the direction of the market, is driven by changes in relationships between securities, and when markets are a bit crazy, the spreads between securities tend to widen, creating greater opportunities for their strategies.

Brevan Howard, another one of All Terrain's largest positions, also had a banner year. This fund particularly made hay during the early year stock swoon. Its return for the year was 27.8%.

But, unsurprisingly, most of our largest winners for the year were equity-focused funds. ECF Value was up 36.4% on invested capital, mainly because we invested with them after the big market drop. Geneva Mid Cap Growth was up 31.6%, due to the general run-up in growth stocks. LKCM Equity, a large cap growth fund, also benefited from the relative outperformance of growth stocks, returning 19.9% for the year. Greenlight Masters, a fund consisting of long/short managers that tends to run with a very conservative net market exposure, returned 26.1% on invested capital, after a few years of underperformance partly due to the unpopularity of value stocks.

Top 10 Portfolio Positions	Size[3]	Strategy
1. Millennium	11.7%	Relative Value
2. WMQS	11.3%	Long Equity - Global
3. Greenlight Masters	10.7%	Long/Short Equity
4. Brevan Howard	7.5%	Global Macro
5. Black Diamond Arbitrage	6.5%	Relative Value
6. Corsair	5.2%	Long/Short Equity
7. First Eagle Global	4.8%	Long Equity - Global
8. Bridgeway	3.2%	Long Equity - Domestic
9. Carlson	3.1%	Relative Value
10. SKBA	2.9%	Long Equity - Domestic
Top 10 Portfolio Positions %	67.1%	
Total Number of Positions	23	

As we've written before, we expect things to get much more challenging for a traditional 60/40 stock/bond blend. First of all, it will become increasingly difficult to earn anything on the bond side of the portfolio with ten-year Treasury bonds now yielding roughly 1%. Secondly, with widely followed stock indexes such as the S&P 500 and MSCI World Index near historical valuation highs by virtually every measure, future upside is likely limited. Those counting on the S&P 500, which has become increasingly dominated by a small handful of popular growth stocks, just as in the late '90s, to drive their equity returns may find themselves sorely disappointed.

In this context, we think that All Terrain will become more and more valuable as a diversifier, with its orientation toward absolute return hedge funds that aren't reliant on stock market gains for their performance, as well as its focus on idiosyncratic equity managers seeking undervalued situations that are also less dependent on broader stock market gains.

This strategy worked very well in the decade of the 2000s, a lost decade for those invested in the S&P 500, as it had a negative return over that ten-year period. History may not repeat itself, but has been often observed recently, it does tend to rhyme.

As always, please don't hesitate to contact us if you have questions about the Fund.

Sincerely,

David Harris, CIMA and Philip J. Pilibosian, JD/MBA

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3.   As of December 1, 2020. Please note that fund positions and allocations are subject to change over time.

Fund Description, Terms & Service Providers

The USCA All Terrain Fund seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets. The fund pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as "hedge funds", and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies.

- **Minimum Investment**: $100,000
- **Subscriptions**: Monthly
- **Redemptions/Tenders**: Quarterly, subject to sole discretion of Board
- **Operating Expenses (including management fees)**: Capped at 1.75% per annum, subject to certain exceptions (please see prospectus for complete description of fees & expenses)
- **Eligibility**: Accredited Investors
- **Tax Reporting**: K-1 (note: Fund may generate UBTI)
- **Advisor**: USCA Asset Management LLC
- **Administrator**: U.S. Bancorp Fund Services
- **Custodian**: U.S. Bank National Association
- **Legal Counsel**: Thompson Hine LLP

Index & Statistics Definitions

MSCI World Index. The MSCI World Index is a broad global equity benchmark that represents large and mid-cap equity performance across 23 developed markets countries. It covers approximately 85% of the free float-adjusted market capitalization in each country. The index does not offer exposure to emerging markets.

Bloomberg Barclays Global Aggregate Bond Index. The Bloomberg Barclays Global Aggregate Bond Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990.

60/40 Blend. The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the Bloomberg Barclays Global Aggregate Index rebalanced monthly.

S&P 500 Index. The S&P 500 Index is weighted by market value, and its performance is thought to be representative of the stock market as a whole. The S&P 500 Index was created in 1957, although it has been extrapolated backwards to several decades earlier for performance comparison purposes. This index provides a broad snapshot of the overall U.S. equity market; in fact, over 70% of all U.S. equity is tracked by the S&P 500 Index. The index selects its companies based upon their market size, liquidity, and sector. The S&P 500 Index is a market-weighted index. It is not possible to invest directly in this index.

Rate of Return (ROR). The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.

Strategy Definitions

Relative Value. Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures. Managers may use mathematical, fundamental or technical analysis to determine misvaluations. Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market. Relative value investments may be available only cyclically or not at all. Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful.

Managed Futures. Managed futures strategies involve speculative trading in futures, forwards and options thereon. Managers may trade portfolios of instruments in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices. These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends. They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets. Participation in a market that is either volatile or trendless could produce substantial losses for a fund. Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund.

Event Driven. Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event. The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e.g., tobacco or patent litigation).

Global Macro. Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends. There can be no assurance that such macro-economic assumptions will prove to be correct. Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

Long/Short Equity and Fixed Income. Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets. These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities. While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market. Unlike traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market). In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure. An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all). Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value. Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market. There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly.

Long Equity and Fixed Income. Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above. In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy.

Multi-Strategy. Multi-strategy funds generally employ some or all of the strategies described above.

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which the Fund is invested. Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented.

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of the USCA All Terrain Fund to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus. Any person subscribing for an investment must be able to bear the risks involved and must meet the fund's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that the fund's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

- The fund is a closed-end, non-diversified management investment company.
- **A fund investment is speculative and involves a substantial degree of risk.**
- **Past results are not necessarily indicative of future performance, and performance may be volatile.**
- An investor could lose all or a substantial amount of his or her investment.
- The fund is highly illiquid. There is no secondary market for the investors' interest and none is expected to develop.
- No shareholder has the right to require the Fund to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.
- Fees and expenses will offset the fund's trading profits.
- The fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.
- The fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.
- A limited portion of the trades executed may take place on foreign markets.
- The fund is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.